For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PFN Closes $3,000,000 Non-Brokered Private Placement

March 15, 2011 Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; FSE: P7J) (the “Company”) is pleased to announce that it has closed a non-brokered private placement, announced in its February 21, 2011 news release, for gross proceeds of $3,000,000.

The Company placed 9,248,333 Non-Flow-Through Units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for one year at an exercise price of $0.35.

A total of 644,286 Flow-Through Units (“FT Unit”) at $0.35 cents per unit were also placed. Each FT Unit consists of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at $0.45 for a period of one year.

All common shares issued in connection with the units are subject to regulatory hold periods expiring July 16, 2011. In connection with the closing of the financing, the Company has paid finder’s fees of $24,775 in cash. The foregoing is subject to final regulatory approval.

The proceeds from the private placement will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario (see news release dated January 31, 2011); the Destiny Gold Project, located approximately 75 km north of Val d'Or in the Abitibi-Témiscamingue region, Québec (see news release dated January 24, 2011); and the Rock and Roll project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia (see press release dated October 27, 2010).

The project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past producing Eskay Creek mine.

News Release	March 15, 2011

Part of the proceeds from the financing will also be used for the advancement of the additional projects that the Company currently holds in its portfolio situated in Québec, Ontario, Saskatchewan and Alaska, and for the acquisition of additional platinum group metals, precious metals and base metals projects in Canada, the United States and Africa.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; FSE: P7J) is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. The River Valley PGM project is one of North America's newest and largest primary platinum group metals (PGM) deposits. The project located in the Sudbury region of Ontario.

On March 1, 2011, PFN announced the 2011 exploration program for its 100% owned River Valley PGM  Project located near Sudbury, Ontario. Work to date at River Valley suggest that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone. This Zone includes the main mineralized breccia or Main Zone. The Main Zone occurs within about 20 m of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company’s renewed exploration efforts. Drilling and geophysical surveys are planned to commence in the spring 2011.

On January 2011, PFN and Anglo Platinum were able to come to terms whereby PFN could acquire Anglo Platinum’s 50% stake in the River Valley JV giving PFN 100% of the River Valley PGM project by offering 12% of its current outstanding shares to Anglo Platinum. This would enable PFN to seek additional funding for the project while Anglo Platinum could benefit from any future success of the project through its share ownership in PFN.

On January 31, 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 12% of the Company (see news release dated January 31, 2011).

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company is also advancing a polymetallic project in the Iskut River region of British Columbia. PFN is also a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, which is slated for production in summer of 2011.

News Release	March 15, 2011

Pacific North West Capital Corp. is well funded with an experienced Management team and the ability to take advantage of its growing assets based in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $9.1 million in working capital and securities.

Pacific North West Capital Corp. is a member of the International Metals Group of Companies (www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Harry Barr
President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 15, 2011